# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hepion Pharmaceuticals, Inc., CIK 0001583771
CUSIP: 426897401
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 34 SHREWSBURY AVE., SUITE 1D, RED BANK, New Jersey (NJ), 07701
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0002146838
Persons authorized to receive notices and communications: Neil Seidler, 3753 Howard Hughes Pkwy, Suite 200, Las Vegas, Nevada (NV), 89169, 725-800-9766

## Reporting persons
- Black Global 5 LLC (CIK 0002146838): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (11.1% of the class)
- Red Global 3, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (11.1% of the class)
- Darin Feinstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (11.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Hepion Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 34 SHREWSBURY AVE., SUITE 1D, RED BANK, New Jersey (NJ), 07701

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is jointly filed by (i) Black Global 5, LLC, a Nevada limited liability company ("Black Global"), (ii) Red Global 3, LLC, a Nevada limited liability company ("Red Global"), and (iii) Darin Feinstein, a United States citizen (collectively, the "Reporting Persons").
Residence or business address:
Black Global 5, LLC
3753 Howard Hughes Parkway
Suite 200
Las Vegas, Nevada 89169

Red Global 3, LLC
3753 Howard Hughes Parkway
Suite 200
Las Vegas, Nevada 89169

Darin Feinstein
3753 Howard Hughes Parkway
Suite 200
Las Vegas, Nevada 89169
Present principal occupation or employment:
Black Global 5, LLC
Investment holding company.

Red Global 3, LLC
Manager of Black Global and investment holding activities.

Darin Feinstein
Business executive and investor.
Criminal convictions in the last five years:
During the last five years, Black Global has not been convicted in any criminal proceeding.

During the last five years, Red Global has not been convicted in any criminal proceeding.

During the last five years, Darin Feinstein has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
During the last five years, Black Global has not been a party to any civil proceeding resulting in a judgment, decree or final order relating to violations of federal or state securities laws.

During the last five years, Red Global has not been a party to any civil proceeding resulting in a judgment, decree or final order relating to violations of federal or state securities laws.

During the last five years, Darin Feinstein has not been a party to any civil proceeding resulting in a judgment, decree or final order relating to violations of federal or state securities laws.
Citizenship:
Black Global 5, LLC
State of Organization: Nevada.

Red Global 3, LLC
State of Organization: Nevada.

Darin Feinstein
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 31, 2026, Black Global acquired the securities described herein pursuant to that certain Securities Purchase Agreement, dated July 31, 2026 (the "Securities Purchase Agreement"), by and among Hepion Pharmaceuticals, Inc. and the purchasers party thereto.

Pursuant to the Securities Purchase Agreement, Black Global purchased 10,000,000 shares of Common Stock together with one warrant to purchase up to an additional 10,000,000 shares of Common Stock at an exercise price of $0.06 per share for an aggregate purchase price of $500,000. The purchase price was paid from Black Global's working capital.

The warrant is immediately exercisable, subject to the Beneficial Ownership Limitation contained therein.

Red Global and Darin Feinstein did not directly purchase the securities reported herein and may be deemed to beneficially own such securities solely by virtue of their respective relationships with Black Global.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities for investment purposes.

The Reporting Persons intends to review its investment in the Issuer on a continuing basis. Depending upon market conditions, the Issuer's business, financial condition, prospects, general economic conditions and other factors deemed relevant, the Reporting Persons may acquire additional securities of the Issuer, dispose of some or all of its securities, or maintain its current investment position.

Except as described herein, the Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Black Global directly owns 10,000,000 shares of Common Stock and holds one warrant to purchase up to an additional 10,000,000 shares of Common Stock at an exercise price of $0.06 per share.

The warrant is immediately exercisable; however it is pursuant to the Beneficial Ownership Limitation contained therein, which limits Black Global's ability to exercise the warrant to the extent that such exercise would cause Black Global to exceed the applicable beneficial ownership threshold specified in the warrant, the warrant cannot be exercised in whole or in part at this time by Black Global.

Accordingly, Black Global beneficially owns 10,000,000 shares of Common Stock, representing approximately 11.08% of the outstanding Common Stock of the Issuer, based upon 90,220,317 shares of Common Stock outstanding immediately following the Closing.

Red Global may be deemed to beneficially own the securities beneficially owned by Black Global by virtue of serving as the Manager of Black Global.

Darin Feinstein may be deemed to beneficially own the securities beneficially owned by Black Global by virtue of his ownership and control of Black Global and Red Global.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each Reporting Person may be deemed to have:
-- Sole voting power: 10,000,000 shares
-- Shared voting power: 0 shares
-- Sole dispositive power: 10,000,000 shares
-- Shared dispositive power: 0 shares
Transactions in the class effected during the past sixty days:
On July 31, 2026, pursuant to the Securities Purchase Agreement. Black Global acquired 10,000,000 shares of Common Stock together with one warrant to purchase, subject to the Beneficial Ownership Limitations contained therein, up to an additional 10,000,000 shares of Common Stock for an aggregate purchase price of $500,000 in a private placement.

Except as described above, none of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Items 3, 4 and 5 is incorporated herein by reference.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

## Signatures
- Black Global 5 LLC: Darin Feinstein, Member (08/07/2026)
- Red Global 3, LLC: Darin Feinstein, Member (08/07/2026)
- Darin Feinstein: Darin Feinstein, Darin Feinstein, individual (08/07/2026)